UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2018

EXFO Inc.

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

TABLE OF CONTENTS

Signature
Business Acquisition Report
Unaudited Pro Forma Consolidated Statement of Earnings of EXFO Inc. for the Year Ended August 31, 2017
Unaudited Pro Forma Consolidated Statement of Earnings of EXFO Inc. for the Six Months Ended February 28, 2018
Notes to Unaudited Pro Forma Consolidated Statements of Earnings of EXFO Inc.
Auditor's Report
Consolidated Balance Sheet of Astellia SA for the Year Ended December 31, 2017
Consolidated Statement of Income of Astellia SA for the Year Ended December 31, 2017
Consolidated Statement of Cash Flows of Astellia SA for the Year Ended December 31, 2017
Consolidated Statement of Changes in Equity of Astellia SA for the Year Ended December 31, 2017
Notes to Consolidated Financial Statements of Astellia SA for the Year Ended December 31, 2017

On April 26, 2018, EXFO Inc., a Canadian corporation, filed a Business Acquisition Report following the acquisition of Astellia SA pursuant to Canadian legislation. This report on Form 6-K sets forth the Business Acquisition Report Form relating to EXFO's filing of its Business Acquisition Report in Canada.

The Business Acquisition Report Form contains material information relating to EXFO and are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Philippe Morin Name: Philippe Morin Title: Chief Executive Officer

Date: April 26, 2018

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

EXFO Inc. ("EXFO" or the "company")
400 Godin Avenue
Québec City, Quebec
G1M 2K2

1.2	Executive Officer

The following executive officer of EXFO is knowledgeable about the significant acquisition and this business acquisition report:

Pierre Plamondon, CPA, CA
Chief Financial Officer and Vice-President, Finances
(418) 683-0211

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

In this business acquisition report, all dollar amounts are expressed in US dollars, except as otherwise noted.

On January 26, 2018, the company acquired, by way of a public tender offer, 1,245,209 shares of Astellia S.A. ("Astellia"), at a purchase price of €10 per share for a total cash consideration of €12,452,090 ($15,476,900), which brought the company's investment in Astellia to 88.4%. Prior to this acquisition, the company held 40.3% of Astellia's shares.

Astellia is a publicly traded company on the NYSE Euronext Paris stock exchange. Astellia is a provider of network and subscriber intelligence enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and increase revenue. Its vendor-independent, real-time monitoring and troubleshooting solution is used to optimize networks end-to-end from radio to core.

2.2	Date of Acquisition

January 26, 2018

2.3	Consideration

The details of the acquisition of Astellia and the consideration paid are disclosed in note 3 to the company's unaudited condensed interim consolidated financial statements for the three months and six months ended February 28, 2018 filed with the Canadian securities commissions on April 11, 2018.

The company financed the cash consideration of this acquisition from existing cash and existing revolving credit facilities of CA$70,000,000 (approximately $54,300,000), which were concluded on December 21, 2017.

2.4	Effect on Financial Position

The acquisition of Astellia was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements". The purchase price was allocated to the net assets acquired based on management's preliminary estimate of their fair value as of the date of acquisition. Other than the resulting impact of the acquisition on the company's consolidated balance sheet and statement of earnings, the company does not foresee, as a result of this acquisition, any material changes in its business affairs or the affairs of the acquired business which may have a significant effect on the results of operations and financial position of the company.

2.5	Prior Valuations

On September 11, 2017, pursuant to article 261-1 1 of the Règlement général de l'AMF, the Board of Directors of Astellia appointed an independent valuation expert, Associés en Finance, to determine the fairness of the public tender offer made by EXFO to acquire Astellia's share at a price of €10 per share.

On November 27, 2017, Associés en Finance, determined that the public tender offer made by EXFO at €10 per share was fair. Associés en Finance used a market approach that relied on valuation multiples and recent transactions for comparable assets or businesses, within the same industry, as well as discounted cash flows to support its assessment.

2.6	Parties to Transaction

The acquisition of Astellia was not a transaction with an informed person, associate or affiliate of the company.

2.7	Date of Report

April 26, 2018

Item 3	Financial Statements

The following financial statements required by Part 8 of National Instrument 51-102, "Continuous Disclosure Obligations", are included in this report:

a)
Audited consolidated financial statements of Astellia as at December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016, and an audited supplementary note, which include a reconciliation of the consolidated balance sheets and statements of earnings as at and for the years ended December 31, 2016 and 2017 prepared in accordance with French accounting rules and principles to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

b)
Unaudited pro forma consolidated statement of earnings of EXFO for the year ended August 31, 2017, to give effect to the acquisition of Astellia as if it had occurred at the beginning of that fiscal year.

c)
Unaudited pro forma consolidated statement of earnings of EXFO for the six-month period ended February 28, 2018, to give effect to the acquisition of Astellia as if it had occurred at the beginning of that period.

EXFO Inc.
Unaudited Pro Forma Consolidated Statement of Earnings
for the Year Ended August 31, 2017

(in thousands of US dollars, except share and per share data)

	EXFO Inc. Year ended August 31, 2017	Astellia Twelve months ended June 30, 2017	Pro forma adjustments	Note 3	Pro forma Year ended August 31, 2017
		(notes 2 and 3(i))	3(i)

Sales	$243,301	$47,961	$–		$291,262

Cost of sales	94,329	21,981	–		116,310
Selling and administrative	86,256	16,263	–		102,519
Net research and development	47,168	11,522	–		58,690
Depreciation of property, plant and equipment	3,902	914	–		4,816
Amortization of intangible assets	3,289	735	11,061	(iii)	15,085
Change in fair value of cash contingent consideration	(383)	–	–		(383)
Interest expense	303	498	–		801
Foreign exchange loss	978	–	–		978

Earnings (loss) before income taxes	7,459	(3,952)	(11,061)		(7,554)

Income taxes	6,608	418	–		7,026

Net earnings (loss) for the period	$851	$(4,370)	$(11,061)		$(14,580)

Basic and diluted net earnings (loss) per share	$0.02				$(0.27)

Basic weighted average number of shares outstanding (000's)	54,423				54,423

Diluted weighted average number of shares outstanding (000's)	55,555				54,423

EXFO Inc.
Unaudited Pro Forma Consolidated Statement of Earnings
for the Six Months Ended February 28, 2018

(in thousands of US dollars, except share and per share data)

	EXFO Inc. Six months ended February 28, 2018	Astellia	Pro forma adjustments	Note 3	Pro forma Six months ended February 28, 2018
		(notes 2 and 3(i))	3(i)

Sales	$128,113	$24,350	$–		$152,463

Cost of sales	48,615	10,950	–		59,565
Selling and administrative	48,109	7,096	–		55,205
Net research and development	24,339	4,290	–		28,629
Depreciation of property, plant and equipment	2,417	408	–		2,825
Amortization of intangible assets	4,175	65	268	(iii)	4,508
Change in fair value of cash contingent consideration	(716)	–	–		(716)
Interest expense	672	182	–		854
Foreign exchange (gain) loss	(1,226)	110			(1,116)
Share in net loss of an associate	2,080	–	(2,080)	(iv)	–
Gain on the deemed disposal of the investment in an associate	(2,080)	–	2,080	(iv)	–

Earnings (loss) before income taxes	1,728	1,249	(268)		2,709

Income taxes	4,061	218	–		4,279

Net earnings (loss) for the period	(2,333)	1,031	(268)		(1,570)
Net earnings (loss) for the period attributable to non-controlling interest	(352)	–	352	(v)	–
Net earnings (loss) for the period attributable to parent interest	$(1,981)	$1,031	$(620)		$(1,570)

Basic and diluted net loss attributable to parent interest per share	$(0.04)				$(0.03)

Basic weighted average number of shares outstanding (000's)	54,890				54,890

Diluted weighted average number of shares outstanding (000's)	54,890				54,890

EXFO Inc.
Notes to Unaudited Pro Forma Consolidated Statements of Earnings

(in US dollars, except as otherwise noted)

1	Acquisition of Astellia

On January 26, 2018, the company acquired, by way of a public tender offer, 1,245,209 shares of Astellia S.A. ("Astellia"), at a purchase price of €10 per share for a total cash consideration of €12,452,090 (US$15,476,900), which brought the company's total investment in Astellia to 88.4% and provided the company with control over Astellia. Prior to this acquisition, the company held 40.3% of Astellia's shares. Over the month of February 2018, the company gained control over the remaining shares of Astellia

2	Basis of Presentation

The unaudited pro forma consolidated statements of earnings of EXFO Inc. ("the company" or "EXFO") have been prepared to give effect to the acquisition of Astellia. In the opinion of management, the unaudited pro forma consolidated statements of earnings for the year ended August 31, 2017 and for the six months ended February 28, 2018, include all significant adjustments necessary for the presentation of the acquisition on a basis consistent with the company's accounting policies applied in its audited consolidated financial statements for the year ended August 31, 2017 and for the unaudited condensed interim consolidated financial statements for the six months ended February 28, 2018.

The pro forma adjustments are based on available information, estimates and certain assumptions that the company believes are reasonable and are described in the accompanying notes to the unaudited pro forma consolidated statements of earnings.

The unaudited pro forma consolidated statement of earnings for the year ended August 31, 2017 has been prepared by the management of EXFO as if the acquisition had occurred on September 1, 2016. Due to the different fiscal-year periods, the unaudited pro forma consolidated statement of earnings for the year ended August 31, 2017 combines the audited consolidated statement of earnings of EXFO for the year ended August 31, 2017 and the constructed unaudited consolidated statement of earnings of Astellia for the twelve months ended June 30, 2017.

The unaudited pro forma consolidated statement of earnings for the six months ended February 28, 2018 has been prepared by the management of EXFO as if the acquisition had occurred on September 1, 2016. Due to the different fiscal-year periods, the unaudited pro forma consolidated statement of earnings for the six months ended February 28, 2018 combines the unaudited condensed interim consolidated statement of earnings of EXFO for the six months ended February 28, 2018, and a constructed unaudited consolidated statement of earnings of Astellia, that includes the unaudited consolidated statement of earnings of Astellia for the six months ended December 31, 2017 and that eliminates Astellia's results for the one-month contribution (February 2018), already included in EXFO's unaudited condensed interim consolidated statement of earnings for the six months ended February 28, 2018.

Astellia's consolidated financial statements used in the preparation of the unaudited pro forma consolidated statements of earnings for the year ended August 31, 2017 and for the six months ended February 28, 2018, have been prepared in accordance with accounting rules and principles used in France (regulation 99-02 issued by the Comité de Réglementation Comptable / French Accounting Regulations Committee, referred to herein as "French GAAP").  Accordingly, management has also considered adjustments to conform with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board.  The adjustments made mainly related to differences in revenue recognition of multiple-deliverable sales arrangements and in the accounting for development expenses. The nature of these adjustments is further described in a supplemental audited note to the audited consolidated financial statements of Astellia for the year ended December 31, 2017, which is included in this Business Acquisition Report.  No additional adjustments were made to comply with the company's accounting policies.

The unaudited pro forma statements of earnings are provided for illustrative purposes only and do not purport to represent what the combined company's actual performance would have been had the transaction occurred on the dates indicated and do not purport to indicate results of operations as of any future period.

3 Significant Assumptions and Adjustments

(i)
The unaudited consolidated statement of earnings of Astellia for the twelve months ended June 30, 2017 has been translated into US dollars at an average rate of €1.00 = US$1.0851 for that period; the unaudited consolidated statement of earnings of Astellia for the six months ended December 31, 2017 has been translated into US dollars at an average rate of €1.00 = US$1.1749 for that period.

(ii)
The acquisition of Astellia was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements". In the preparation of these unaudited pro forma consolidated statements of earnings, the purchase price has been allocated on a preliminary basis to the fair value of the net assets acquired, based on management best estimates and considering all relevant information available at the time these statements were prepared. Upon the completion of the purchase price allocation, actual amounts for the fair values of the net assets acquired could differ materially from those reflected in the unaudited pro forma consolidated financial statements. Assets and liabilities susceptible to change upon the finalization of the purchase price allocation mainly consist of accounts receivable, intangible assets, goodwill, deferred revenue and deferred income taxes.

(iii)
The fair value of acquired intangible assets is estimated to be $15,000,000 based on management's preliminary estimate of fair value. Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives of one to five years.

(iv)
Prior to the acquisition of Astellia on January 26, 2018, the company's investment in Astellia was accounted for under the equity method as required by IAS 28, "Investments in Associates and Joint Ventures". Therefore, the company's unaudited condensed interim consolidated statement of earnings for the six months ended February 28, 2018 included the company's share of Astellia's net results prior to the acquisition in the amount of $2,079,800. In addition, at the acquisition date, the carrying value of the interest in Astellia held prior to the business combination was re-measured at fair value, that is, €10 per share, and was deemed to have been disposed of on that date. This acquisition-date re-measurement and deemed disposal resulted in a gain of $2,079,800 that was accounted for in the unaudited condensed interim consolidated statement of earnings for the six months ended February 28, 2018. These amounts were eliminated for the purposes of the unaudited pro forma consolidated statement of earnings for the six months ended February 28, 2018.

(v)
On January 26, 2018, the company's total interest in Astellia amounted to 88.4% and the non-controlling interest amounted to 11.6% of Astellia's share capital. However, over the month of February 2018, the company gained control over the remaining shares of Astellia. The company's unaudited pro forma consolidated statements of earnings for the year ended August 31, 2017 and the six months ended February 28, 2018 have been prepared assuming the company had full control over the shares of Astellia. Consequently, an adjustment was included in the preparation of the unaudited pro forma consolidated statement of earnings for the six months ended February 28, 2018 to eliminate the non-controlling interest in Astellia's net results for that period.

MGA AUDIT	ERNST & YOUNG et Autres

This is a translation into English of the statutory auditors' report on the consolidated financial statements of the Company issued in French and it is provided solely for the convenience of English·speaking users.
This statutory auditors' report includes information required by French law, such as information about the appointment of the statutory auditors or verification of the information concerning the Group presented in the management report. This report should be read in conjunction with, and construed in accordance with French law and professional auditing standards applicable in France.

Astellia
Year ended December 31, 2017

Statutory auditors' report on the consolidated financial statements

MGA AUDIT 8, quai de Tréguier 29600 Morlaix S.A.R.L. au capital de € 50.000 450 541 974 R.C.S. Morlaix	ERNST & YOUNG et Autres Immeuble Eolios 3, rue Louis Braille CS 10847 34208 Rennes Cedex 2 S.A.S. à capital variable 438 476 913 R.C.S. Nanterre
Commissaire aux Comptes Membre de la compagnie régionale de Rennes	Commissaire aux Comptes Membre de la compagnie régionale de Versailles

Astellia
Year ended December 31, 2017

Statutory auditors' report on the consolidated financial statements

To the Annual General Meeting of Astellia,

Opinion

In compliance with the engagement entrusted to us by your Annual General Meetings, we have audited the accompanying consolidated financial statements of Astellia for the year ended December 31, 2017.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at December 31, 2017 and of the results of its operations for the year ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Basis for Opinion

▪	Audit Framework

We conducted our audit in accordance with professional standards applicable in France. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the Statutory Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

▪	Independence

We conducted our audit engagement in compliance with independence rules applicable to us, for the period from January 1, 2017 to the date of our report and specifically we did not provide any prohibited non-audit services referred to in the French Code of Ethics (Code de déontologie) for statutory auditors.

Justification of Assessments

In accordance with the requirements of Articles L.823-9 and R.823-7 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we inform you of the assessments that, in our professional judgment, were of most significance in our audit of the financial statements of the current period.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on specific items of the financial statements.

Paragraph 4 to the consolidated financial statements presents the accounting policies related to the elements as follows:

▪	research and development costs (4.2.1);

▪	Business amortization (4.2.3);

▪	Evaluation of provisions for risks and charges (4.11) including provisions for retirement bonuses (4.11.2).

Our work consisted in analyzing the data used, to assess the hypothesis adopted, to review the calculations performed and to assess that Paragraph 4 to the consolidated financial statements has provided the required information. As part or our work, we made sure that this evaluation was correct.

Verification of the Information Pertaining to the Group Presented in the Management Report

As required by law, we have also verified in accordance with professional standards applicable in France the information pertaining to the Group presented in the Board of Directors' management report.

We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Company or to cease operations.

The consolidated financial statements were approved by the Board of Directors.

Astellia
Year ended December 31, 2017

Statutory Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our role is to issue a report on the consolidated financial statements. Our objective is to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with professional standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As specified in Article L.823-10-1 of the French Commercial Code (Code de commerce), our statutory audit does not include assurance on the viability of the Company or the quality of management of the affairs of the Company.

As part of an audit conducted in accordance with professional standards applicable in France, the statutory auditor exercises professional judgment throughout the audit and furthermore:

▪
Identifies and assesses the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

▪
Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose or expressing an opinion on the effectiveness of the internal control.

▪	Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the consolidated financial statements.

▪
Assesses the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the Company to cease to continue as a going concern. If the statutory auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the consolidated financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein.

▪
Evaluates the overall presentation of the consolidated financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

Astellia
Year ended December 31, 2017

▪
Obtains sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. The statutory auditor is responsible for the direction, supervision and performance of the audit of the consolidated financial statements and for the opinion expressed on these consolidated financial statements.

Morlaix and Rennes, April 18, 2018

The Statutory Auditors
French original signed by

MGA AUDIT	ERNST & YOUNG et Autres
/s/ Michel Gouriten	/s/ Guillaume Ronco
Michel Gouriten	Guillaume Ronco

Astellia
Year ended December 31, 2017

Consolidated Financial Statements – Year ended 31/12/2017

S.A. Astellia

Consolidated Financial Statements
Year ended
31/12/2017

This document has 41 pages

Consolidated Financial Statements – Year ended 31/12/2017

General summary

All amounts are in thousands of euros

Consolidated Financial Statements – Year ended 31/12/2017

Consolidated Balance Sheet

In thousands of euros
Assets	Note	31/12/2017	31/12/2016
Goodwill	4.1	0	0
Intangible assets	4.2	7,689	7,617
Property, plant and equipment	4.3	1,639	1,600
Long-term investments	4.4	367	447
Equity-accounted securities		0	0
Total non-current assets		9,695	9,664
Inventories and work in progress	4.5	916	1 942
Trade receivables and related accounts	4.6	21,512	40,723
Other receivables and accruals	4.7	11,472	11,884
Liquidities and marketable securities	4.8	4,485	6,757
Total current assets		38,384	61,306
Total assets		48,080	70,970

Liabilities	Note	31/12/2017	31/12/2016
Share capital	4.9	1,295	1,295
Premiums		11,229	11,229
Consolidated reserves		11,552	12,189
Consolidated net income (loss)		-6,393	-638
Other (foreign currency translation reserve)		-536	-402
Equity (group’s share)		17,147	23,674
Non-controlling interests		18	2
Total equity		17,164	23,676
Other equity
Provisions for risks and expenses	4.11	1,671	1,957
Loans and financial debts	4.12	11,592	11,228
Trade payables and related accounts	4.13	4,404	4,875
Other accounts payables	4.13	12,021	26,746
Other payables and accruals	4.13	1,228	2,489
Total debt		29,245	45,337
Total liabilities		48,080	70,970

Consolidated Financial Statements – Year ended 31/12/2017

Consolidated Statement of Income

In thousands of euros
Statement of Income	Note	31/12/2017	31/12/2016
Sales	5.1	38,574	48,879
Other revenues	5.2	13,071	10,791
Total revenues		51,645	59,670
Purchases consumed, raw materials and goods		-5,239	-5,890
Other purchases and external expenses		-15,520	-15,793
Salaries and benefits	5.3	-24,629	-26,348
Taxes		-1,334	-2,255
Depreciation and charges to provisions	5.4	-10,084	-9,421
Other operating expenses		-227	-255
Total operating expenses		-57,032	-59,963
Operating income (loss)	5.5	-5,387	-293
Financial expenses		-1,354	-1,142
Financial income		343	1,248
Net financial income (expenses)	5.6	-1,011	106
Current income (loss) of consolidated companies		-6,399	-187
Unusual expenses and income	5.7	175	-254
Income taxes	6.5	-153	-279
Net income (loss) of consolidated companies	5.8	-6,376	-720
Share of income from equity-accounted investees		0	0
Amortization of goodwill	4.1	0	69
Consolidated net income (loss)	4.10	-6,376	-651
Non-controlling interests		17	-13
Net income (loss) (group’s share)		-6,393	-638

Consolidated Financial Statements – Year ended 31/12/2017

Statement of Cash Flows

STATEMENT OF CASH FLOWS	Notes	31/12/2017	31/12/2016
OPERATING ACTIVITIES
CONSOLIDATED NET INCOME (LOSS)		-6,376	-651
Dividends from equity-accounted investees
Other non-cash adjustments
Net income discrepancy + Dilution gains (losses)
Depreciation and charges to provisions		8,265	8,102
Reversal of depreciation and provisions		-388	-148
Gains and losses on disposals		-4	114
Deferred income taxes		0
Grants transferred to the Statement of Income
CASH FLOWS FROM OPERATIONS		1,497	7,417
Change in accrued interest		24	-0
Change in inventories		1,026	959
Change in accounts receivable		19,155	1,741
Change in other receivables		487	-761
Change in accounts payable		-15,037	291
Change in other payables		-515	29
Transfers of prepaid expenses
Reciprocal accounts			-15
Deferred expenses and revenues		-888	-325
Foreign exchange gains and losses
CHANGE IN WORKING CAPITAL REQUIREMENTS		4228	1,918
Net cash flows from operating activities		5,749	9,335
INVESTING ACTIVITIES
Outflows/acquisition of intangible assets (1)		-7,464	-7,212
Outflows/acquisition of property, plant and equipment (1)		-824	-904
Inflows/disposal of intangible assets and property, plant and equipment		12	8
Investment grants received			-99
Outflows/acquisition of long-term investments		-5	150
Inflows/disposal of long-term investments		79	-193
Net cash used in/received from the acquisition/disposal of subsidiaries
Net cash flows used in investing activities		-8,202	-8,250
FINANCING ACTIVITIES
Capital increases or contributions
Dividends paid to the parent company shareholders
Dividends paid to non-controlling shareholders
Change in other equity
Proceeds from loans (1)		1,400	1,921
Repayment of loans		-1,966	-1,560
Net cash flows from (used in) financing activities		-566	362
CHANGE IN CASH for the year		-3,019	1,446

Impact of changes in exchange rates	-160	80
CASH AT BEGINNING (*)	3,675	2,066
CASH AT END (*)	497	3,675
(1) Excluding acquisition/finance lease transactions
(*) Cash reported here reflects its restrictive definition:
	31/12/2017	31/12/2016
+ Liquidities	4,485	6,757
- Short-term bank facilities	-3,988	-3,082
Net cash	497	3,675

Consolidated Financial Statements – Year ended 31/12/2017

Consolidated Statement of Changes in Equity
In thousands of euros

Ending balance	Share capital	Premiums	Consoli- dated reserves	Net income (loss) for the year	Total equity – group’s share	Non-controlling interests
Balance as at 31/12/2015	1,295	11,229	16,764	(5,096)	24,192	15
Net income (loss) appropriation			(5,096)	5,096
Net income (loss) for the year				(638)	(638)	(13)
Change in foreign currency translation reserve			120		120
Other						(1)
Balance as at 31/12/2016	1,295	11,229	11,788	(638)	23,674	2
Net income (loss) appropriation			(638)	638
Net income (loss) for the year				(6,393)	(6,393)	17
Distributed dividends
Change in foreign currency translation reserve			(134)		(134)	(1)
Balance as at 31/12/2017	1,295	11,229	11,015	(6,393)	17,147	17

Consolidated Financial Statements – Year ended 31/12/2017

Notes to the Consolidated Financial Statements
All amounts are in thousands of euros

Consolidated Financial Statements – Year ended 31/12/2017

Summary of the Notes to the Consolidated Financial Statements

1.	Major events	10
1.1.	Main events during the period	10
1.1.1.	Changes in share ownership structure	10
1.1.2.	New loans	10
1.1.3.	Spanish subsidiary	10
1.1.4.	Indian subsidiary	11

2.	Group’s scope of consolidation	12
2.1.	Organization chart as at 31/12/2017	12
2.2.	Consolidated entities	12
2.3.	Year-end dates for consolidated entities	13
2.4.	Entities excluded from the scope of consolidation	13

3.	Basis of accounting, principles of consolidation, measurement policies and rules	14
3.1.	Basis of accounting	14
3.2.	Principles of consolidation	14
3.2.1.	Consolidation methods	14
3.2.2.	Elimination of intercompany transactions	15
3.2.3.	Translation of foreign companies financial statements	15
3.3.	Measurement policies and rules	16
3.3.1.	Application of preferential accounting policies	16
3.3.2.	Translation of foreign currency transactions	16
3.3.3.	Measurement of assets and liabilities	16
3.3.4.	Distinction between unusual income (loss) and current income (loss)	16
3.3.5.	Earnings per share	16
3.3.14	Tax credits	17
3.3.14.1	Research tax credit	17
3.3.14.2	Competitiveness and employment tax credit	17

4.	Notes on balance sheet items	18
4.1.	Goodwill	18
4.2.	Intangible assets (excluding goodwill)	19
4.2.1.	Research and development expenses	20
4.2.2.	Establishment costs	20
4.2.3.	Business assets	20
4.3.	Property, plant and equipment	21
4.4.	Long-term investments	22
4.5.	Inventories and work in progress	23
4.6.	Trade receivables and related accounts	24

Consolidated Financial Statements – Year ended 31/12/2017

4.7.	Other receivables and accruals	25
4.8.	Cash assets	25
4.9.	Equity	26
4.9.1.	Composition of share capital	26
4.9.2.	Shareholders’ voting rights	26
4.9.3.	Share value as at December 31, 2017	26
4.9.4.	Analysis of consolidated equity	27
4.10.	Analysis of consolidated net income (loss)	28
4.11.	Provisions for risks and expenses	29
4.11.1.	Summary	29
4.11.2.	Retirement and similar benefits	29
4.12.	Loans and financial debts	30
4.12.1.	Nature and maturities of loans and financial debts	30
4.12.2.	Change in loans and financial debts	30
4.13.	Trade and other payables	31

5.	Statement of income items	32
5.1.	Sales by company	32
5.2.	Other revenues	32
5.3.	Salaries and benefits	33
5.4.	Depreciation and charges to provisions	33
5.5.	Operating income (loss) by company	34
5.6.	Net financial income (expenses)	34
5.7.	Unusual income (loss)	35
5.8.	Net income (loss) of consolidated companies by company	36

6.	Corporate income taxes	37
6.1.	Balance sheet presentation	37
6.2.	Deferred taxes by nature	37
6.3.	Tax losses for which no deferred tax assets are recognized	37
6.4.	Other unrecognized tax credits	38
6.5.	Corporate income tax expense	39
6.6.	Income tax proof	39

7.	Other information	40
7.1.	Off-balance sheet commitments	40
7.1.1.	Commitments given	40
7.1.2.	Commitments received	40
7.2.	Segmented reporting	41
7.3.	Related entities	41
7.4.	Management personnel	41
7.4.1.	Compensation awarded to members of administrative and management bodies	41
7.4.2.	Auditors’ fees	41

Consolidated Financial Statements – Year ended 31/12/2017

1.	Major events

1.1.	Main events of the period

The significant events that occurred during the period are as follows:

1.1.1.	Changes in share ownership structure

On August 31, 2017, EXFO, a Canadian company, announced through a press release that it entered into an agreement with the founders and Isatis capital to acquire 33.1% of the shares of Astellia SA at €10 per share. In this same press release, they announced that they intended to file a voluntary public tender offer at the same price of €10 for all the remaining shares.

This public tender offer was launched on December 15, 2017. On January 26, 2018, the AMF issued the results of this public tender offer. As of that date, EXFO held 88.39% of the shares of Astellia SA.

1.1.2.	New loans

Astellia SA took out two new loans totalling €1,400,000 to finance its invesments and its innovation.

1.1.3.	Spanish subsidiary

•	Change in corporate name

The corporate name of the company was changed to “Astellia Telecom Spain”.

•	Increase in capital and reduction of losses

Astellia Telecom Spain increased its capital by €1,500,000 by incorporating the cash advances from its parent company, Astellia SA.

Previous losses were eliminated through a reduction of capital. As a result, the company’s capital was €975,000 as at December 31, 2017.

•	Write-down of the amount receivable

In view of the recapitalization of the Ingénia subsidiary, Astellia SA had written down its amount receivable by €2,150,000 as at December 31, 2016.

As at December 31, 2017, Astellia SA has written off its amount receivable (amount of €3,000,000).

•	Write-off of shares

As at December 31, 2017, the shares of Astellia Telecom Spain were written off, for an amount of €5,750,628.

•	Implementation of a cost-plus contract

Consolidated Financial Statements – Year ended 31/12/2017

Since January 1, 2017, the relationships between Astellia Telecom Spain and its parent company have been governed by 3 new contracts:

-	A “Distribution and sales services agreement”, which governs the business activities between the two companies.

-	A “Framework services agreement”, which covers the R&D activities and services to customers.

-	A “Management services agreement”, which provides for the billing of management fees to this subsidiary.

•	Transfer of ownership

As at December 31, 2016, Astellia Telecom Spain had capitalized development expenses related to the Nova Ran 4.0 project. This asset was sold to Astellia SA for €882,900.

1.1.4.	Indian subsidiary

During 2016, the Company decided to close its Indian subsidiary. As at December 31, 2017, as the net position of Astellia Telecom Pvt was greater than the value of the shares held, these shares were not written down.

As at December 31, 2017, the administrative closure was not yet completed, and the last transactions were recorded in the financial statements of Astellia SA.

Consolidated Financial Statements – Year ended 31/12/2017

2.	Group’s scope of consolidation

2.1.	Organization chart as at 31/12/2017

2.2.	Consolidated entities

The following table presents the entities included in the scope of consolidation.

Company	Siren #	Head Office	Consolidation method 2017	Consolidation method 2016	% control 2017	% control 2016	% ownership 2017	% ownership 2016
S.A. Astellia	428,780,241	2 rue Jacqueline Auriol Saint Jacques de la Lande	Parent	Parent	100%	100%	100%	100%
Astellia Inc.	United States	2711 Centerville Road, Suite 400 Wilmington New Castle, Delaware 19808	Full	Full	100%	100%	100%	100%
Astellia South Africa (PTY) LTD	South Africa	Executive City Corner Cross Street and Charmaine Avenue President Ridge Ranburg	Full	Full	100%	100%	100%	100%
Astellia Telecom (PYT) LTD	India	C66 Okhla Phase 1, New Delhi 110020	Full	Full	95%	95%	95%	95%
Astellia Md East S.A.L.	Lebanon	Centre Starco Beyrouth – Lebanon	Full	Full	100%	100%	100%	100%
Astellia Telecom Spain	Spain	C/Ronda Narciso Monturiol, 6. Oficina 113 – B. 46 980 Paterna (Valencia) Spain	Full	Full	100%	100%	100%	100%
Astellia Canada Inc.	Canada	2135 Sherbrooke Street E Montreal (Quebec) H2K 1C2	Full	Full	100%	100%	100%	100%
Astellia Afrique AU	Morocco	Casablanca	Full	Full	100%	100%	100%	100%

Consolidated Financial Statements – Year ended 31/12/2017

2.3.	Year-end dates for consolidated companies

Companies are consolidated based on their balance sheet as at December 31, 2017, for a period of 12 months, except for Astellia Telecom, whose year end is March 31. Interim statements as at December 31 have been prepared for consolidation purposes.

2.4.	Entities excluded from the scope of consolidation

No companies have been excluded from the scope of consolidation.

Consolidated Financial Statements – Year ended 31/12/2017

3.	Basis of accounting, principles of consolidation, policies and measurement rules

3.1.	Basis of accounting

The financial statements of Astellia Group have been prepared in accordance with French accounting rules and principles. The provisions of Regulation No. 99.02 of the “Comité de Réglementation Comptable”, approved on June 22, 1999, have been applied since January 1, 2000, as well as those of Regulation CRC 2005-10, dated 26/12/2005, which updated those provisions.

The principles and policies applied by Astellia Group are described in sections 3.2 and following.

3.2.	Principles of consolidation

3.2.1.	Consolidation methods

Consolidation is based on the financial statements as at 31/12/2017. All material interests in entities over which the Astellia Group companies exercise, directly or indirectly, exclusive control are consolidated using the full consolidation method.

Companies over which joint control is exercised are consolidated using the proportionate consolidation method.

Companies over which Astellia Group exercises a significant influence and holds, directly or indirectly, an ownership interest of more than 20% are accounted for under the equity method.

All significant transactions between consolidated companies are eliminated.

The full consolidation method involves:

—	including in the financial statements of the consolidating entity the financial statement items of the consolidated entities, after any restatements;
—	allocating equity and net income between the interests of the consolidating entity and the interests of other shareholders or partners, called “non-controlling interests”;
—	eliminating the transactions and accounts between the fully consolidated entity and the other consolidated entities.

The proportionate consolidation method involves:

—
including in the financial statements of the consolidating entity the proportionate share representing its interests in the financial statements of the consolidated entity, after any restatements; no non-controlling interests are therefore recognized;

—
eliminating the transactions and accounts between the proportionately consolidated entity and the other consolidated entities to the extent of the percentage used to include the proportionately consolidated entity.

Consolidated Financial Statements – Year ended 31/12/2017

The equity method involves:

—	replacing the carrying amount of the securities held with the proportionate share of equity, including net income for the year determined using the consolidation rules;
—	eliminating the integrated internal profits between the equity-accounted entity and the other consolidated entities to the extent of the ownership percentage in the equity-accounted entity.

3.2.2.	Elimination of intercompany transactions

In accordance with regulations, transactions between consolidated companies and internal income (loss) between these companies were eliminated in the consolidated financial statements.

3.2.3.	Translation of foreign companies financial statements

As the subsidiaries of SA Astellia are self-sustaining foreign operations, their financial statements have been translated using the current rate method:

Balance sheet items are translated into euros using the closing rate;

Statement of income items are translated using the average rate for the year;

The translation difference obtained is included in consolidated equity, under “Foreign currency translation reserve”. The following table presents a breakdown of that account.

Foreign currency translation reserve Company	Currency	Foreign currency translation reserve related to equity, opening balance	Change in foreign currency translation reserve related to equity	Foreign currency translation reserve related to equity, ending balance	Translation difference related to net income (loss)	Total foreign currency translation reserve
Astellia Inc	USD	(459,880)	(43,989)	(503,869)	(18,635)	(522,504)
Astellia South Africa	ZAR	(14,578)	(991)	(15,569)	327	(15,242)
Astellia Telecom	INR	3,925	(2,100)	1 ,825	(13,024)	(11,199)
Astellia Middle East	USD	62,698	(34,548)	28,150	(67)	28,083
Astellia Canada Inc	CAD	4 ,144	(12,447)	(8,303)	(1,737)	(10,040)
Astellia Afrique	MAD	1,790	(6,376)	(4 ,586)	(899)	(5,485)
Total		(401,901)	(100,451)	(502,352)	(34,035)	(536,387)

Consolidated Financial Statements – Year ended 31/12/2017

3.3.	Measurement policies and rules

3.3.1.	Application of preferential accounting policies

The preferential accounting policies stated in Regulation CRC 99-02 have been applied as follows:

Application of preferential accounting policies	YES NO-N/A	Note
Recognition of finance leases	N/A	N/A
Provisioning of pension and similar benefits	YES	4.12.2
Deferral of issuance costs and repayment premiums for bonds and recognition over the life of the bonds	N/A	N/A
Recognition in net income of translation gains and losses	YES	N/A
Use of the percentage of completion method to recognize partially completed transactions at the reporting date	N/A	N/A
Capitalization of development expenses	YES	4.2.1

3.3.2.	Translation of foreign currency transactions

Any transactions denominated in foreign currencies are translated at the exchange rate in effect at the transaction date.

At the reporting date, monetary balances denominated in foreign currencies are translated at the closing rate. Exchange differences resulting from such translation and exchange differences resulting from foreign currency transactions, if any, are recognized in net financial income (loss).

3.3.3.	Measurement of assets and liabilities

Assets and liabilities are measured and recognized at historical cost.

A write-down or impairment loss is recognized when fair value is lower than the net carrying amount of non-current assets.

3.3.4.	Distinction between unusual income (loss) and current income (loss)

Current income (loss) results from the activities in which the Company engages in the normal course of its business and any related activities that it carries out on an ancillary basis or as an extension of its ordinary activities.

Unusual income (loss) results from events or transactions that are unusual and distinct from the ordinary activities and are not expected to recur frequently and regularly.

3.3.5.	Earnings per share

Earnings per share represents consolidated net income (group’s share) divided by the weighted average number of shares of the parent company outstanding during the year (excluding treasury shares deducted from equity).

Consolidated Financial Statements – Year ended 31/12/2017

3.3.14	Tax credits

3.3.14.1	Research tax credit

The research tax credit (“RTC”) is classified as operating grant in the statement of income.

3.3.14.2	Competitiveness and employment tax credit

The 2012 Amending Finance Law No. 2012-1510, dated 29/12/2012, introduced a competitiveness and employment tax credit (“CETC”) effective 01/01/2013. This tax credit represents 6% for compensation paid on or after 2014 that does not exceed 2.5 times the guaranteed minimum wage (“SMIC”).

As at December 31, 2017, the CETC recognized in the financial statements of our group amounted to €311,934.

In the statement of income, our group elected to recognize the CETC as a reduction of salaries and benefits.

The CETC was used to partially finance investments.

Consolidated Financial Statements – Year ended 31/12/2017

4.	Notes on balance sheet items

4.1.	Goodwill

Goodwill relates to the following entity:

Company	31/12/2016	Increases	Decreases	31/12/2017
Gross amount (in K€)
Astellia Telecom Spain	1,464			1,464
Total	1,464			1,464
Accumulated amortization
Astellia Telecom Spain	1,464			1,464
Total	1,464			1,464
Net amount
Astellia Telecom Spain	0			0
Total	0			0

According to regulations, goodwill represents the difference between:

—	the acquisition cost of equity securities;

—	the proportionate share of the acquiring company in the total value of identified assets and liabilities at acquisition date.

Positive goodwill is recognized in non-current assets and amortized over a period that reflects, as reasonably as possible, the assumptions used and the objectives set for the acquisitions. This maximum period is estimated at 20 years.

The goodwill related to Astellia Telecom Spain is fully amortized.

Consolidated Financial Statements – Year ended 31/12/2017

4.2.	Intangible assets (excluding goodwill)

Amounts in K€	31/12/2016	Increases	Decreases	Translation differences	Other changes	31/12/2017
Gross amounts
Research and development expenses	59,727	7,437	0			67,164
Establishement costs	28			(3)		25
Concessions, patents, brands	2,864	27	5			2,886
Business assets	15					15
Other intangible assets	4,160					4,160
Advances and deposits paid
Total	66,794	7,464	5	(3)		74,250
Accumulated amortization
Research and development expenses	53,000	6,759			144	59,902
Establishement costs	28			(3)		25
Concessions, patents, brands	2,009	613	5		(144)	2,473
Business assets	15					15
Other intangible assets	4,125	20				4,145
Advances and deposits paid
Total	59,177	7,392	5	(3)		66,561
Net amounts
Research and development expenses	6,728	678	0		(144)	7,261
Establishement costs
Concessions, patents, brands	854	(586)	0		144	413
Business assets
Other intangible assets	35	(20)				15
Advances and deposits paid
	7,617	72	0			7,689

Intangible assets are measured at acquisition value or production value.

The amortization methods and periods used are as follows:

Intangible assets	Method	Period
Software	Straight line	1 to 3 years
Technical software module	Straigh line	3 to 10 years

Consolidated Financial Statements – Year ended 31/12/2017

4.2.1.	Research and development expenses

Projects with high probability of technical feasibility and commercial success are capitalized and amortized over 3 years.

Projects without such characteristics are expensed.

Astellia SA

The “Astellia Solution” is a comprehensive development project: development of algorithms for monitoring and analyzing the quality of mobile (software) and physical (hardware) networks.

Base year RTC	Amount	2014	2015	2016	2017	To be amortized
2012	6,441,613	2,147,204
2013	6,798,037	2,266,012	2,266,012
2014	4,584,692	1,528,231	1,528,231	1,528,231
2015	5,370,206		1,790,069	1,790,069	1,790,069
2016	6,062,413			2,020,804	2,020,804	2,020,804
2017	7,436,638				2,478,879	4,957,759
Total	63,369,859	5,941,447	5,584,312	5,339,104	6,289,752	6,978,563

Astellia Telecom Spain

Astellia Telecom Spain capitalizes development expenses in its separate financial statements. In consolidation, these capitalized expenses are restated to reflect the application of the group amortization method over a 3-year period.

Base year RTC	Amount	2014	2015	2016	Previous conso. amortization conso	2017	To be amortized
2012	463278	154,426	77,213	0	463,278	0	0
2013	727459	242,486	242,486	121,243	727,459	0	0
2014	764439	254,813	254,813	254,813	764,439	0	0
2015	990191		330,064	330,064	660,127	330,064	0
2016	848694			282,898	282,898	282,898	282,898
2017	0				0	0	0
Total	3,794,061	651,725	904,576	989,018	2,898,201	612,962	282,898

For the first two years, an average date was used for the moment when the product was put into service, which resulted in development expenses being amortized for half of the year of capitalization.

4.2.2.	Establishment costs

Establishment costs are essentially comprised of costs related to capital increases and expenses incurred for the acquisition of new subsidiaries.

4.2.3.	Business assets

Business assets recognized in separate financial statements have been amortized in the consolidated financial statements over a period of three years.

Consolidated Financial Statements – Year ended 31/12/2017

4.3.	Property, plant and equipment

Amounts in K€	31/12/2016	Increases	Decreases	Translation differences	31/12/2017
Gross amounts
Land
Leased land
Buildings	3		3
Leased buildings
Technical facilities, mach. & equip.	2,948	666	348	(2)	3,263
Leased facilities, mach. & equip.
Other property, plant and equipment	2,807	132	222	(23)	2,694
Other leased PP&E
PP&E in progress		26			26
Advances and deposits
Total	5,758	824	573	(25)	5,983
Accumulated depreciation
Land
Leased land
Buildings	3	0	3
Leased buildings
Technical facilities, mach. & equip.	2,270	491	348		2,413
Leased facilities, mach. & equip.
Other property, plant and equipment	1,884	281	214	(20)	1,931
Other leased PP&E
PP&E in progress
Advances and deposits
Total	4,157	772	565	(20)	4,344
Net amounts
Land
Leased land
Buildings	0	(0)	0		(0)
Leased buildings
Technical facilities, mach. & equip.	678	175		(2)	850
Leased facilities, mach. & equip.
Other property, plant and equipment	923	(149)	8	(3)	763
Other leased PP&E
PP&E in progress		26			26
Advances and deposits
Total	1,600	52	8	(5)	1,639

Property, plant and equipment are measured at acquisition cost, net of rebates, discounts and cash discounts, or at production cost.

Consolidated Financial Statements – Year ended 31/12/2017

An impairment loss is recognized when the present value of an asset is lower that its net carrying amount.

The depreciation pattern for each item of property, plant and equipment depends on its own use and the economic benefits it provides.

The main depreciation methods and periods used are as follows:

Property, plant and equipment	Method	Period
Computer hardware	Straight line	3 years
General facilities	Straight line	5 to 10 years
Office and computer equipment	Straight line	3 to 10 years
Internal computer network	Straight line	3 to 5 years
Furniture	Straight line	8 to 10 years

4.4.	Long-term investments

Amounts in K€	31/12/2016	Increases	Decreases	Translation differences	31/12/2017
Gross amounts
Equity securities	(0)				(0)
Receivables related to equity interests
Loans
Other long-term investments	447	5	79	(6)	367
Equity-accounted securities
Total	447	5	79	(6)	367
Write-downs
Equity securities
Receivables related to equity interests
Loans
Other long-term investments
Equity-accounted securities
Total
Net amounts
Equity securities	(0)				(0)
Receivables related to equity interests
Loans
Other long-term investments	447	5	79	(6)	367
Equity-accounted securities
Total	447	5	79	(6)	367

This item is essentially comprised of paid deposits and guarantees, which do not need to be written down.

Consolidated Financial Statements – Year ended 31/12/2017

4.5.	Inventories and work in progress

Inventories and work in progress are detailed as follows:

Amounts in K€	31/12/2016	Changes	31/12/2017
Gross amounts
Raw materials	3,526	(1,175)	2,350
Work in progress
Intermediate and finished goods
Goods
Total	3,526	(1,175)	2,350
Write-downs
Raw materials	1,584	(149)	1,435
Work in progress
Intermediate and finished goods
Goods
Total	1,584	(149)	1,435
Net amounts
Raw materials	1,942	(1,026)	916
Work in progress
Intermediate and finished goods
Goods
Total	1,942	(1,026)	916

Inventories are measured at acquisition cost using the weighted average unit cost method.

The acquisition cost includes the purchase cost, net of trade discounts and rebates received, and duties and non-refundable taxes.

— Write-down method used

Impairment is assessed on an item-per-item basis based on the level of technical obsolescence.

This obsolescence is assessed by the Company’s technical services.

Write-down rates range from 25% to 100%.

Consolidated Financial Statements – Year ended 31/12/2017

4.6.	Trade receivables and related accounts

Receivables are broken down by maturities as follows:

Amounts in K€	Total gross	Maturity 1- year 1+ year	Write-downs	Total net
Trade receivables and related accounts	22,035	22,035	523	21,512
Total	22,035	22,035	523	21,512

Amounts in K€	31/12/2016	Charges	Reversals	31/12/2017
Write-downs	255	487	220	523
Total	255	487	220	523

Receivables and payables are measured at face value.

Receivables write-down method: an allowance for receivables impairment is recognized on an individual basis when the realizable value is lower than the carrying amount.

Since the implementation of the new ERP, invoices related to contracts with clients are considered as partial invoices, called milestone invoices.

Milestone billing represents the billing terms and conditions negotiated with customers and does not reflect the percentage of completion of work. Sales are therefore recognized through unbilled receivables.

As at December 31, 2017, unbilled receivables and corresponding deposits are set off in the financial statements.

Amounts reported on the balance sheet are as follows:

Advances and deposits received on orders in progress	Amount
Unbilled receivables related to orders in progress	46,708,806
Amount set off	44,193,750
Reported as assets on the balance sheet (trade receivables)	2,515,055
Milestone billing	52,594,612
Amount set off	44,193,750
Reported as liabilities on the balance sheet (advance and deposits)	8,400,861

Consolidated Financial Statements – Year ended 31/12/2017

4.7.	Other receivables and accruals

Nature	Total gross	Maturity		Write- downs	Total net 31/12/2017	Total net 31/12/2016
		1- year	1+ year
Recevables related to equity interests
Other long-term investments	367	90	277		367	447
Total long-term receivables	367	90	277		367	447
Advances and deposits on orders	101	101			101	54
Deferred tax assets
Other receivables (1)	9,944	5,258	4,687		9,944	10,471
Deferred expenses	1,427	1,427			1,427	1,359
Total other operating receivables	11,472	6,785	4,687		11,472	11,884

(1)	Including intercompany receivables: €4,250K
—	Astellia SA: €3,561K
—	Astellia Telecom Spain: €601K
—	Astellia Telecom (India): €61K
—	Astellia South Africa: €27K

4.8.	Cash assets

Cash assets	Gross carrying	Write-downs	Net amounts 31/12/2017	Net amounts 31/12/2016
Marketable securities-cash equivalents	16		16	241
Treasury shares
Liquidities	4,469		4,469	6,516
Financial instruments
Total	4,485		4,485	6,757

Marketable securities are measured at purchase or subscription price, excluding ancillary costs.

An allowance for impairment is recognized when the quoted price or the probable realizable value are lower than the purchase value.

For reporting purposes in the statement of cash flows, cash includes the following: cash on hand, available bank balances, marketable securities and short-term bank facilities not treated as short-term financing.

Consolidated Financial Statements – Year ended 31/12/2017

4.9.	Equity

4.9.1.	Composition of share capital

As at December 31, 2017, share capital was comprised of 2,590,451 shares with a par value of €0.50.

4.9.2.	Shareholders’ voting rights

Each share of the Company gives right to one vote.

The Combined Annual Meeting held December 3, 2007 decided, through its fifth resolution, subject to the condition precedent that the shares of the Company would be admitted to trading on the Alternext market of Euronext Paris, to introduce double voting rights for all shares that are fully paid up and for which proof of registration in the name of the same shareholder for at least two years is provided. Therefore, according to the provisions of the Code of Commerce, all shareholders concerned who would keep their shares after the shares of the Company are admitted to trading on the Alternext market of Euronext Paris would be granted voting rights that would be equal to twice the votings rights attached to the other shares if the above-mention condition precedent is met.

Double voting rights lapse for any shares that are converted into bearer form or are transferred, except for any transfer of shares between holders of registered shares through inheritance or family gift.

Double voting rights may be cancelled following a decision of an Extraordinary General Meeting and after the approval of a Special Meeting of shareholders entitled to double voting rights.

As at December 31, 2017, there were 2,979,530 voting rights in total, of which 389,079 were double voting rights.

4.9.3.	Share value as at December 31, 2017

As at December 31, 2017, the value of shares admitted on the NYSE Alternext market was €9.95.

Consolidated Financial Statements – Year ended 31/12/2017

4.9.4.	Analysis of consolidated equity

In thousands of euros
Equity reconciliation	Parent company	Subsidiaries	31/12/2017	31/12/2016
Separate equity	10,276	912	11,188	25,161
Amortization of business assets	(833)		(833)	(1,667)
Capitalization of development expenses	6,979	(481)	6,498	4,951
Translation differences	29		29	200
Grants		(74)	(74)	(260)
Retirement benefits	(1,294)		(1,294)	(1,368)
Deferred income taxes				(580)
Restatements	4,881	(555)	4,326	1,276
Restated equity	15,156	357	15,514	26,437
Cancellation of internal provisions	11,598		11,598	4,861
Cancellation of the forgiveness of future debt from India				420
Gains on internal disposals	52	(451)	(399)
Other		(6)	(6)
Equity after eliminations	26,807	(94)	26,707	31,719
Goodwill
Elimination of shares		(9,543)	(9,543)	(8,043)
Non-controlling interests on fully consolidated companies		(18)	(18)	(2)
Consolidated equity	26,807	(9,654)	17,147	23,674

Consolidated Financial Statements – Year ended 31/12/2017

4.10.	Analysis of consolidated net income (loss)

In thousands of euros
Net income (loss) reconciliation	Parent company	Subsidiaries	31/12/2017	31/12/2016
Separate net income (loss)	(14,116)	(1,059)	(15,174)	(3,691)
Amortization of business assets	833		833	833
Cancellation of regulated provisions	35		35	41
Capitalisation of development expenses	1,147	400	1,547	976
Translation differences	(171)		(171)	(375)
Reclassification of translation differences to net income (loss)				(82)
Retirement benefits	75		75	27
Corporate incometax adjustment		580	580	(580)
Restatements	1,919	980	2,899	840
Restated net income (loss)	(12,196)	(78)	(12,275)	(2,851)
Cancellation of internal provisions	6,737		6,737	1,534
Cancellation of the forgiveness of future debt from India	(420)		(420)	420
Gains on internal disposals	52	(451)	(399)	173
Other		(20)	(20)	4
Net income (loss) after eliminations	(5,827)	(530)	(6,376)	(720)
Goodwill				69
Non-controlling interests on fully consolidated companies			(17)	13
Consolidated net income (loss)	(5,827)	(530)	(6,393)	(638)

Consolidated Financial Statements – Year ended 31/12/2017

4.11.	Provisions for risks and expenses

4.11.1.	Summary

The following table presents the breakdown of provisions for risks and expenses:

Amounts in K€	31/12/2016	Charges	Reversals	31/12/2017
Provisions for retirement benefits	1,368		75	1,294
Provisons for long-service awards
Provisions for major refurbishment work
Provisions for restructuring costs
Provisions for litigation	276	101		377
Provisions for taxes
Other provisions for risks and expenses	313		313
Negative goodwill
Deferred tax liabilities		0		0
Total	1,957	101	388	1,671

The provisions for current litigation are measured using the information available as at the reporting date.

4.11.2.	Retirement and similar benefits

The amount of employee rights that would be vested for calculating retirement benefits is generally determined based on the employees’ number of years of service and the probability that they will still work for the Company upon retirement.

All these costs are provisioned and recognized in net income (loss) on a systematic basis over the service life of the employees.

The retirement obligation is calculated using the projected unit credit method and the following variables (calculations are performed on a calendar year basis).

The measurement assumptions are as follows:

	2016	2017
Discount rate	1.31%	1.31%
Rate of salary increases	1.5%	1.5%
Age at retirement	67	67
Collective agreement	Syntec	Syntec

	31/12/2016	31/12/2017
Total provision for retirement benefits	1,569,039	1,332,281
Externally covered (capital paid)	175,727	34,237
Externally covered (capitalized interest)	25,056	4,468
Consolidated provision	1,368,256	1, 293,577

Consolidated Financial Statements – Year ended 31/12/2017

Provisions amounting to €74,679 were reversed during the year.

4.12.	Loans and financial debts

4.12.1.	Nature and maturities of loans and financial debts

Financial debts are broken down by maturities as follows:

Amounts in K€	31/12/2016	31/12/2017	<1 year	1-5 years	>5 years
Convertible bonds
Other bonds
Loans and debts with credit institutions	8,128	7,566	2,313	5,253
Employee profit sharing liability
Obligations under finance leases
Total loans with institutions and finance leases	8,128	7,566	2,313	5,253
Miscellaneous financial debts	14	11	11
Total loans and miscellaneous financial debts	14	11	11
Short-term bank facilities	3,082	3,988	3,988
Accrued interest not yet due	3	27	27
Total short-term bank facilities and accrued interest	3,085	4,016	4,016
Total loans and financial debts	11,228	11,592	6,339	5,253

4.12.2.	Change in loans and financial debts

Amounts in K€	31/12/2016	Increases	Decreases	31/12/2017
Convertible bonds
Other bonds
Loans and debts with credit institutions	8,128	1,400	1,963	7,566
Employee profit sharing liability
Obligations under finance leases
Total loans with institutions and financial leases	8,128	1,400	1,963	7,566
Miscellaneous financial debts	14		3	11
Total loans and miscellaneous financial debts	14		3	11
Short-term bank facilities	3,082	907		3,988
Accrued interest not yet due	3	24		27
Total short-term bank facilities and accrued interest	3,085	931		4,016
Total loans and financial debts	11,228	2,331	1,966	11,592

Consolidated Financial Statements – Year ended 31/12/2017

4.13.	Trade and other payables

Other current liabilities include the following items:

Amounts in K€	31/12/2016	31/12/2017	< 1 year	1-5 years	> 5 years
Trade payables	4,875	4,404	4,404
Trade payables – non-current assets
Advances and deposits received on orders	22,196	8,401	8,401
Taxes and social security payable	4,550	3,620	3,620
Current accounts in credit
Miscellaneous liabilities	540	109	109
Deferred revenues	1,949	1,119	1,119
Total other current liabilities	34,110	17,653	17,653

All liabilities mature within one year.

Deferred revenues relate to 2 activities:

—	Maintenance and rental revenues for which billing periods are clearly defined.

Software implementations and services for which sales are recognized when goods or services are acknowledged by customers.

The milestone billing method will ultimately lead to the elimination of deferred revenues.

Consolidated Financial Statements – Year ended 31/12/2017

5.	Statement of income items

5.1.	Sales by company

The contribution to external sales is as follows

Sales	31/12/2017	31/12/2016
Astellia S.A.	36,175	44,775
Astellia Inc.	166	185
Astellia Telecom	0	57
Astellia Telecom Spain	1,520	3,309
Astellia Canada Inc	713	554
Total	38,574	48,880

The Company recognizes sales when the customer has effective control over the goods delivered by the Company, which is when such goods have been put into operation. This recognition method tends to increase “Deferred revenues” on the balance sheet at year-end, as some customers wish to be billed before the end of the year, usually for internal budget reasons, while the Company has not yet recognized the related sales.

The principle applied by the Company is to recognize sales only when performance is entirely achieved with certainty. For training or service activities, applying this principle leads to recognizing sales when it is determined that performance is really achieved, which is when the training session has been completed or the service has been rendered.

For maintenance contracts that are billed at the beginning of the period, the amount is recognized as sales on a time-proportion basis over the year.

Software is sold under the form of a definitive license, and sales are recognized when the software is delivered if it is installed by the customer or when the software is put into operation if it is installed by the Company.

5.2.	Other revenues

Amounts in K€	31/12/2017	31/12/2016
Change in inventories	8,062	7,534
Operating grants	2,319	1,953
Reversal of depreciation and operating provisions	1,878	1,002
Other revenues	569	11
Transfers of operating expenses	244	291
Total	13,071	10,791

Consolidated Financial Statements – Year ended 31/12/2017

5.3.	Salaries and benefits

Amounts in K€	31/12/2017	31/12/2016
Gross salaries	18,281	19,266
Benefits	6,348	7,082
Employee profit sharing	0	0
Total	24,629	26,348

The following table presents the average number of employees for each of the fully consolidated companies.

Salaried employees	31/12/2017	31/12/2016
Astellia SA	239	281
Astellia Inc	3	3
Astellia Canada Inc	6	5
Astellia South Africa	4	3
Astellia Telecom	2	18
Astellia Middle East	19	12
Astellia Telecom Spain	84	91
Astellia Asia
Astellia Afrique	8	1
Total	363	414

5.4.	Depreciation and charges to provisions

The following table details depreciation and charges to provisions included in operating income (loss).

Amounts in K€	31/12/2017	31/12/2016
Depreciation – Operations	8,163	7,795
Depreciation – Finance leases
Charges to provisions and operating write-downs	1,922	1,626
Total	10,084	9,421

Consolidated Financial Statements – Year ended 31/12/2017

5.5.	Operating income (loss) by company

Operating income (loss) by company (in k€)	31/12/2017	31/12/2016
Astellia S.A.	(5,106)	305
Astellia Inc.	160	467
Astellia South Africa	20	18
Astellia Telecom	375	(257)
Astellia Telecom Spain	(984)	(973)
Astellia Canada Inc	94	106
Astellia Afrique	54	40
Total	(5,387)	(294)

5.6.	Net financial income (expenses)

The following table presents the breakdown of net financial income (expenses).

Amounts in K€	31/12/2017	31/12/2016
Financial income
Other investment income
Income from receivables and marketable securities	0	4
Foreign exchange gains	290	1,178
Reversals of provisions and transfers of expenses	0
Net revenues on disposal of marketable securities
Other financial income	53	66
Total	343	1,248
Financial expenses
Charges to provisions	0
Interest and similar expenses	258	262
Foreign exchange losses	1,095	840
Net expenses on disposal of marketable securities
Other financial expenses	1	40
Total	1,354	1,142
Net financial income (loss)	(1,011)	106

Consolidated Financial Statements – Year ended 31/12/2017

5.7.	Unusual income (loss)

The following table presents a breadkdown of unusual income (loss).

Amounts in K€	31/12/2017	31/12/2016
Unusual income
Unusual income – management transactions	7
Unusual income – prior years
Unusual income – capital transactions
- On disposal of intangible assets	(0)
- On disposal of tangible assets	12	8
- On disposal of other financial assets		287
Other unusual income	3	87
Unusual reversals of provisions	313	121
Unusual transfers of expenses
Net income discrepancy N-1
Total	335	502
Unusual expenses
Unusual expenses – management transactions	29	(32)
Unusual expenses – prior years
Unusual income – capital transactions
- On disposal of intangible assets
- On disposal of tangible assets	7	10
- On disposal of consolidated securities		398
- On disposal of other financial assets	20	5
Unusual depreciation and charges to provisions	102	376
Total	159	756
Unusual income (loss)	175	(254)

Consolidated Financial Statements – Year ended 31/12/2017

5.8.	Net income (loss) of consolidated companies by company

Net income (loss) by company (in k€)	31/12/2017	31/12/2016
Astellia S.A.	(5,827)	222
Astellia Inc.	319	309
Astellia Do Brazil		(97)
Astellia South Africa	21	4
Astellia Telecom	333	(260)
Astellia Asia		17
Astellia Middle East	1	1
Astellia Telecom Spain	(1,327)	(1,008)
Astellia Canada Inc	66	61
Astellia Afrique	38	32
Total	(6,376)	(719)

Consolidated Financial Statements – Year ended 31/12/2017

6.	Corporate income taxes

6.1.	Balance sheet presentation

Amounts in K€	31/12/2017	31/12/2016 Change
Deferred tax assets
Deferred tax liabilities
Total net deferred taxes
Impact on consolidated reserves
Impact on consolidated net income (loss)
Total impact of deferred taxes

6.2.	Deferred taxes by nature

Amounts in K€	31/12/2016	Impact on reserves	Impact on net income (loss)	31/12/2017
Temporary differences	489		(151)	338
Tax loss carryforwards	1,455		(48)	1,407
Capitalization of R&D expenses in France	(1,944)		199	(1,744)
Total				(0)

In accordance with Regulation CRC N° 99-02, the group recognizes deferred taxes for:

—	Temporary differences between the tax basis and the carrying amount of assets and liabilities reported in the consolidated balance sheet.
—	Tax credits and loss carryforwards.

Deferred taxes are calculated using the balance sheet liability method, by applying the last enacted tax rate for each company.

In accordance with Regulation CRC N° 99-02, the deferred tax assets and liabilities of a single tax entity are offset.

6.3.	Tax losses for which no deferred tax assets are recognized

Deferred tax assets are recognized only when:

—	their realization does not depend on future income;
—	or their realization is probable as a result of the existence of expected taxable income in the foreseeable future.

No deferred taxes are recognized in foreign subsidiaries.

Consolidated Financial Statements – Year ended 31/12/2017

The deferred income tax rate is 25%. For Astellia SA, deferred tax assets are limited to deferred tax liabilities as at 31/12/2017.

The group’s tax losses for which no deferred tax assets are recognized are summarized in the following table.

Tax losses	Amount	Portion for which a deferred tax asset is recognized in the consolidated financial statements	Portion for which no deferred tax assets are recognized	Unrecognized unrealized benefit
Astellia SA				25.00%
Balance at end of 2016	5,000,208	4,364,322	635,886	158,972
2017	10,084,832	1,262,824	8,822,008	2,205,502
Total Astellia SA	15,085,040	5,627,146	9,457,894	2,364,474
Astellia Telecom Spain				30%
Balance at end of 2016	4,228,932		4,228,932	1,268,680
2017	793,091		793,091	237,927
Total Astellia Telecom Spain	5,022,023		5,022,023	1,506,607
Total	20,107,063	5,627,146	14,479,917	3,871,080

6.4.	Other unrecognized tax credits

The Spanish research tax credit has not been included in these financial statements even though it is recognized in the subsidiary’s separate financial statements.

This credit can be applied over the 18-year period following its claim.

Other unrecognized tax credits
Astellia Telecom Spain
Research tax credit 2011	22,217
Research tax credit 2012	355,796
Withholding taxes	236,935
Total	614,948

The Spanish company also has an additional tax credit related to withholding taxes than can be carried forward indefinitely.

Consolidated Financial Statements – Year ended 31/12/2017

6.5.	Corporate income tax expense

Amounts in K€	31/12/2017	31/12/2016
Corporate income taxes	153	279
Deferred income taxes	0
Income taxes	279	279

6.6.	Income tax proof

Tax justification Amounts in K€	31/12/2017
Net income (loss) of the consolidated group	(6,376)
Add/deduct: Share of income from equity-acct. investees
Add/deduct: Amortization of goodwill	0
Net income (loss) of consolidated companies	(6,376)
Income taxes (1)	153
Net income (loss) before taxes	(6,223)
<Imputed taxes at the enacted rate, 33.33%> (2)	(1,556)
Tax difference (1) - (2)	1,709

Explanations Amounts in K€	Expenses	Benefits
Permanent differences – separate entities		304
Permanent differences – consolidation		245
Adjustment conso. gains on disposal of N/C assets	100
Loss for the year for which no DIT assets are recognized	2,812
Tax credits and CETC		654
Total	2,912	1,204
Net difference	1,709

The research tax credit is recognized as an operating grant.

Consolidated Financial Statements – Year ended 31/12/2017

7.	Other information

7.1.	Off-balance sheet commitments

7.1.1.	Commitments given

•	Collateral:

Type of commitment	Assets pledged as collateral	Debt amount
Collateral for a loan	Business assets	1,568,015

•	Bank guarantees provided for commercial bids:

Purpose	Inception date	End date	Currency code	Euros	Currency
Performance bond	23/02/2012	Final acceptance		€54,282

•	Guarantees provided:

Astellia Telecom Spain

In the first half of 2016, Astellia Telecom Spain received a new financial assistance combined with a preferential-rate loan from a public agency, the Centre for Industrial Technology Development (“CITD”).

Astellia SA has agreed to guarantee, on a joint and several basis, the obligations of Astellia Telecom Spain toward CITD related to the loan for a maximum amount of €438K.

To date, no amount has been paid on this loan (maximum amount of €361K).

Astellia Afrique

Astellia SA guarantees the obligations of Astellia Afrique toward Arval, a supplier, in connection with the provision of a company car.

7.1.2.	Commitments received

•	OSEO guarantee on the Lebanese subsidiary:

The Company is the beneficiary of an OSEO guarantee, with respect to the “Fonds d'Etudes et d'Aides au Secteur privé” national guarantee fund, corresponding to 50% of the capital invested in its subsidiary over a period of 7 years.

The amount of the commission is 0.50% of paid-up capital.

Inception date: 14/03/2013.

Consolidated Financial Statements – Year ended 31/12/2017

•	OSEO guarantee for the Moroccan subsidiary:

The Company is the beneficiary of an OSEO guarantee, with respect to the “Fonds d'Etudes et d'Aides au Secteur privé” national guarantee fund, corresponding to 50% of the capital invested in its subsidiary over a period of 7 years.

The amount of the commission is 0.50% of paid-up capital.

 Inception date: 01/04/2016.

7.2.	Segmented reporting

The group operates in the telecommunications sector, and more specifically in the mobile telecommunications sector. Therefore, there are no separate operating segments.

7.3.	Related entities

There have been no transactions with non-consolidated related entities.

7.4.	Management personnel

7.4.1.	Compensation awarded to members of administrative and management bodies

Gross compensation awarded to members of administrative and management bodies amounted to €742,026.

7.4.2.	Auditors’ fees

Auditors’ fees (K€)	Amount
Fees recognized during the period for the statutory financial statement audit	58
Total	58

Auditor' report on reconciliation of French GAAP to International Financial Reporting Standards (IFRS)

To the Board of Directors of Astellia S.A.

On April 11, 2017 and on April 18, 2018, we reported on the consolidated balance sheets of Astellia S.A (Astellia or the company) as at December 31, 2016 and 2017 and the consolidated statements of earnings, the consolidated statements of cash flows, and the consolidated statements of changes in equity for the years then ended which are included in the Business Acquisition Report (BAR) of EXFO Inc.

In connection with our audit of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "French GAAP to International Financial Reporting Standards Reconciliation" included in the BAR. This supplemental note is the responsibility of the company's management. Our responsibility is to express an opinion on this supplemental note based on our audit.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Morlaix, April 18, 2018

The Statutory Auditor,

MGA AUDIT

/s/ Michel Gouriten
Michel Gouriten

Astellia S.A.
French GAAP to International Financial Reporting Standards (IFRS) Reconciliation
(in thousands of euros)

On January 26, 2018, EXFO Inc. (EXFO), a Canadian publicly traded company, acquired majority interest in Astellia S.A. (Astellia, or the company), by way of public tender offer. As a requirement of the acquisition by EXFO, the company's audited consolidated financial statements must be included in a Business Acquisition Report (BAR) to be filed with the Canadian securities commissions. The BAR requires a reconciliation of French GAAP to IFRS as issued by the International Accounting Standard Board (IASB) reconciliation for the consolidated balance sheets and statements of earnings as at and for the years ended December 31, 2016 and 2017, with a description of each reconciliation adjustments.

Reconciliation of profit and loss

	12/31/2017	12/31/2016

Net loss in accordance with French GAAP	-6,393	-638
Add (deduct) Revenue (a)	1,808	-1,095
Inventories (a)	-1,713	385
Installation costs (a)	-145	117
R&D expenses – other operating revenue (b)	-7,437	-6,911
Amortization of capitalized R&D expenses (b)	6,903	6,328
Unusual provision recovery (c)	-313	313
Deferred income taxes (d)	-168	312
Other	-28	65
Net loss in accordance with IFRS	-7,486	-1,124

Reconciliation of balance sheets

	12/31/2017			12/31/2016
	French GAAP	Adjustments	IFRS	French GAAP	Adjustments	IFRS
Assets
Net R&D capitalized (b)	7,262	-7,262	‒	6,727	-6,727	‒
Inventories (a)	2,350	1,392	3,742	3,526	3,105	6,631
Prepaid expenses (a)	‒	949	949	‒	1,094	1,094
Total assets	48,080	-4,921	43,159	70,970	-2,528	68,442
Liabilities
Pension and deferred taxes	‒	-32	-32	‒	-43	-43
Provisions (c)	‒	‒	‒	313	-313	‒
Deferred revenue (a)	1,046	3,568	4,614	1,826	5,376	7,202
Fiscal debt (d)	402	9	411	836	-7	829
Total liabilities	29,245	3,545	32,790	45,377	5,013	50,390
Retained earnings	-7,069	-8,466	-15,535	-3,833	-7,541	-11,374

a)	Revenue and related costs of good

In accordance with French GAAP, sales of third-party hardware and proprietary hardware within an integrated solution are recognized upon transfer of title of ownership. In accordance with IFRS, such sales are recognized upon final customer acceptance.

In accordance with French GAAP, related hardware is expensed upon shipment and related installation costs are expensed as incurred. In accordance with IFRS, related hardware and installation costs are expensed in the period in which the sale is recognised. Otherwise, they are accounted for as inventory or prepaid expenses.

b)	R&D expenses

In accordance with French GAAP, development costs are capitalized and amortized over the estimated benefit period. In accordance with IFRS, development costs are expensed as incurred, net of related tax credits and grants, unless they meet the recognition criteria of IAS 38, "Intangible Assets'', in which case they are capitalized, net of related tax credits and grants and amortized on a straight-line basis over the estimated benefit period. As at December 31, 2016 and 2017, the company had not capitalized any development costs under IFRS.

c)	Provisions

In accordance with French GAAP, costs for employees' future services can be accrued before such services are rendered. In accordance with IFRS, costs for employees' future services that will benefit the company in future periods must be expensed as incurred.

d)	Income taxes

The tax effect of the reconciliation items described above is included in the reconciliation.